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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-202317

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 27, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated April 14, 2015)

5,000,000 Shares

Echo Global Logistics, Inc.

Common Stock

        We are offering 5,000,000 shares of common stock.

        Concurrently with this offering, we are offering $150 million aggregate principal amount of our convertible senior notes (or $172.5 million aggregate principal amount of our convertible senior notes if the underwriters exercise their option to purchase additional notes in full), pursuant to a separate prospectus supplement and accompanying prospectus. This prospectus supplement does not constitute an offer of our convertible senior notes. The offering of the shares pursuant to this prospectus supplement and the accompanying prospectus is not contingent upon the closing of the convertible senior notes offering and the concurrent offering of our convertible senior notes is not contingent upon the closing of the offering of the shares hereunder.

        Our common stock is listed on The NASDAQ Global Select Market under the symbol "ECHO." The last reported sale price of our common stock on The NASDAQ Global Select Market on April 23, 2015 was $33.82 per share.

Investing in the common stock involves risks. See "Risk Factors" beginning on page S-20.

PRICE $            A SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See Underwriting beginning on page S-44 of this prospectus supplement.

        We have granted the underwriters the right to purchase, for a period of 30 days from the date of this prospectus supplement, up to 750,000 additional shares from us at the public offering price less the underwriting discount.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to investors on or about May    , 2015.

Joint Book-Running Managers

Morgan Stanley	Credit Suisse

Co-Managers

PNC Capital Markets LLC	Stephens Inc.

                        , 2015

        You should read this document together with additional information described in this prospectus supplement under the heading "Where You Can Find More Information." We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is comprised of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information in this prospectus supplement shall control.

        References in this prospectus supplement and the accompanying prospectus to the terms "Company," "we," "us," "our," or similar terms and "Echo" refer to Echo Global Logistics, Inc., together with its consolidated subsidiaries prior to the proposed acquisition of Command Transportation, LLC (as described below), unless we state otherwise or the context indicates otherwise. Unless we state otherwise or the context indicates otherwise, the terms "Command" or "Command Transportation" refer to Command Transportation, LLC, together with its consolidated subsidiary. The term "Command Acquisition" refers to the purchase by Echo of 100% of the outstanding membership units of Command Transportation, LLC.

        This document may only be used where it is legal to sell the shares of common stock. Certain jurisdictions may restrict the distribution of this document and the offering of the shares of common stock. We require persons receiving this document to inform themselves about and to observe any such restrictions. We have not taken any action that would permit an offering of the shares of common stock or the distribution of these documents in any jurisdiction that requires such action.

 CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

        Certain statements and information in this prospectus supplement and the documents we incorporate by reference may constitute "forward-looking statements." These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or the negative thereof or other variations thereon or comparable terminology. All statements contained or incorporated in this prospectus supplement which address operating performance, events or developments that we expect or anticipate may occur in the future, including statements related to statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance, are forward-looking statements. Important factors, risks and uncertainties that may cause actual results to differ from those expressed in our forward-looking statements include, but are not limited to:

  •
  the proposed Command Acquisition and our ability to achieve fully the strategic and financial objectives related to the proposed Command Acquisition, including its impact on our financial condition and results of operations;

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  poor performance on the part of our carriers;

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  increases in carrier prices;

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  industry competition;

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  defects or errors in our proprietary software;

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  inability to protect our intellectual property;

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  the length of our selling and implementation cycles;

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  the ability of our clients to discontinue use of our services on short notice with limited or no penalties;

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  failure to identify and integrate acquisitions;

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  increases in the cost of fuel;

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  a decrease in levels of excess capacity in the transportation services industry;

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  a decrease in the number of carriers participating in our network;

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  extension of credit to certain clients as part of our business model;

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  claims arising from our transportation operations;

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  seasonal sales fluctuations;

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  failure to comply with government regulations;

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  failure to staff and retain sales representatives and agents; and

  •
  other risks and uncertainties, including those described under "Risk Factors" in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated herein by reference.

        Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled "Risk Factors," and the documents incorporated by reference herein and therein, including the financial statements and related notes of Echo and Command.

Our Company

        Echo Global Logistics is a leading provider of technology-enabled transportation and supply chain management solutions. We utilize a proprietary technology platform to compile and analyze data from our multi-modal network of transportation providers to satisfy the transportation and logistics needs of our clients. This model enables us to quickly adapt to and offer efficient and cost-effective solutions for our clients' shipping needs. We focus primarily on arranging transportation by truckload ("TL") and less than truckload ("LTL") carriers. We also offer intermodal (which involves moving a shipment by rail and truck), small parcel, domestic air, expedited and international transportation services. Our core logistics services include rate negotiation, shipment execution and tracking, carrier management, routing compliance and performance management reporting.

        The success of our model and its ability to deliver a competitive value proposition to the small and middle-market shipper has been the main driver behind our historical growth and we believe will serve as the basis for our continued expansion. Our market share has grown rapidly within this market segment in recent years, primarily through organic growth with the addition of new customers, the expansion of relationships with existing customers, the addition of new services, the development of a training program that enables better client service and the hiring of additional salespeople. We also have supplemented our organic growth through selective acquisitions.

Our Clients

        We procure transportation and provide logistics services for clients across a wide range of industries, such as manufacturing, construction, consumer products and retail. Our clients fall into two categories: Transactional and Managed Transportation.

Transactional Clients

        We service Transactional clients on a shipment-by-shipment basis. Pricing is often quoted according to pre-existing price agreements maintained with our LTL carriers, or pricing procured in the spot market for TL carriers. It is the objective of our sales representatives to expand client relationships by increasing the shipper's percentage of total freight spend directed to Echo. Transactional clients benefit from their access to our advanced technology, service quality and competitive pricing.

        Our revenue from Transactional clients has continued to increase annually, totaling $526.8 million in 2012, $616.6 million in 2013 and $871.3 million in 2014. Revenue from Transactional clients as a percentage of total revenue was 70% in each of 2012 and 2013 and 74% in 2014.

Managed Transportation Clients

        We typically enter into multi-year contracts with our Managed Transportation clients, generally with terms of one to three years, to satisfy some, or substantially all, of their transportation management needs. Each Managed Transportation client is assigned one or more dedicated account executives. In limited instances, a Managed Transportation client will request that its account executives work on-site at the client's location.

        Dedicated account executives, together with account management and technology staff, form our Solutions and Integration team that initiates the on-boarding process for each new Managed Transportation client. This team reviews the client's existing business processes, develops a preliminary freight management plan and targets a percentage cost savings achievable for the client over the life of the contract. The team then develops an integration plan that links the client's back office processes to our proprietary technology platform.

        The Managed Transportation relationship is initially predicated on a high level of personalized service, cost savings, and the improved efficiency, transparency and reporting achieved through reliance on our systems. Each client's dedicated account team seeks to become more knowledgeable about the client's supply chain operations through an ongoing series of quarterly business reviews. Through this process, additional opportunities for efficiency gains, operating improvements and cost savings are identified and recommended by account managers who generally have significant industry experience.

        Managed Transportation contracts often are on an exclusive basis for a certain transportation mode or point of origin and may apply to one or many modes used by the client. These contractual exclusivity provisions help ensure, but do not guarantee, that we receive a significant portion of a Managed Transportation client's transportation spend. In our experience, compliance with such provisions varies from client to client and over time. We work with our Managed Transportation clients and expect them to maintain and improve compliance with any applicable exclusivity provisions.

        We also provide small parcel consulting services to a limited number of our Managed Transportation clients. Under these arrangements, we review the client's small parcel shipping contracts and shipment data analyzing their volumes, distribution, rates and savings opportunities, prepare negotiation strategies and directly or indirectly participate in negotiations with carriers to improve the client's rates, charges, services and commitments.

        Echo had 260 Managed Transportation client relationships at December 31, 2014. Our revenue from all Managed Transportation clients has continued to increase annually, totaling $230.9 million in 2012, $267.6 million in 2013 and $302.1 million in 2014. Revenue from Managed Transportation clients as a percentage of total revenue was 30% in each of 2012 and 2013 and 26% in 2014.

Our Proprietary Technology

        Our proprietary technology platform ("Optimizer") is fundamental to our operating system and solutions offering. We run our business on a technology platform engineered and built from the ground up and believe its proprietary nature differentiates us from our competition in a number of critical ways. All parties to each transaction (clients, carriers and Echo employees) are unified on a single platform through access portals customized to each party's needs. We believe such integration yields critical synergies throughout our organization as well as with our clients and our carriers. Equally important, internal integration ensures speed and accuracy of data capture, information exchange, shipment execution and back-end reporting capabilities.

        We believe our web-based suite of applications connects clients with every function required to run an efficient transportation and logistics program. Transportation solutions developed for Managed Transportation clients often involve back-end systems integration, and both the solution and the specific integration requirements vary by client. Optimizer affords us the flexibility to support the supply chain needs of each client, regardless of specifications of the client's own system.

        When communicating their transportation needs to us, clients have the flexibility to do so electronically through our web portal ("EchoTrak"), by other computer protocols or by phone. Our system generates price and carrier options for our clients based on either rates pre-negotiated with preferred carriers or historical price and capacity data stored in our system. If a client enters its own shipment, EchoTrak automatically alerts the appropriate account executive. Once the carrier is selected, the client's account executive uses our system to manage all aspects of the shipping process through the life cycle of the shipment. Our clients use Optimizer's "track and trace" tools to monitor shipment status through EchoTrak.

        As our business has grown, our technology platform has continued to evolve in order to incorporate new multi-modal capabilities. We believe the agility of Optimizer is essential to keep pace with the changing needs of our business and offers us a critical advantage in the competitive transportation marketplace. Each mode involves different vendors exchanging unique order and price data that must be shared with multiple parties to any given transaction. Our technology engineers build mode-specific requirements into our system that support our ability to sell and service that mode on an enterprise-wide basis. In 2014, 2013 and 2012, we spent approximately $9.6 million, $8.4 million and $7.1 million, respectively, on the development of Optimizer and related technologies.

        We rely primarily on a combination of copyright, trademark and trade secret laws, license agreements and other contractual provisions to protect our intellectual property rights and other proprietary rights. Some of our intellectual property rights relate to proprietary business process enhancements. It is our practice to enter into confidentiality and invention assignment agreements with all of our employees and independent contractors. Such agreements include a confidentiality undertaking by the employee or independent contractor; ensure that all new intellectual property developed in the course of our relationship with employees or independent contractors is assigned to us; and require the employee or independent contractor to cooperate with us to protect our intellectual property during and after his or her relationship with us.

Our Transportation Solutions

        We satisfy the market demand for freight transportation solutions by delivering a competitive value proposition that combines advanced technology, excellent client service, competitive pricing and highly customized transportation solutions to businesses seeking external transportation management expertise. As a non-asset-based provider of technology enabled transportation and logistics services, our solutions offerings take many forms, including multi-modal transportation brokerage and logistics services.

Mode-Specific Offerings

        For clients managing their freight on a transactional basis, Echo offers a wide array of shipping options from which to choose:

  •
  Truckload.  We provide TL service across all TL segments, including dry van, temperature-controlled and flatbed trucks. Our LaneIQ technology uses our predictive pricing algorithms, industry relationships and historical lane-specific price and capacity data to quickly satisfy our clients' TL needs

  •
  Less than Truckload.  We maintain relationships with, and utilize the vast majority of, LTL carriers in the market. Using our innovative RateIQ 2.0 technology, we obtain real-time price and transit time information for every LTL shipment we broker.

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  Small Parcel.  We provide small parcel services for packages of all sizes. Using our EchoPak technology, we often are able to deliver cost saving opportunities to those clients with significant small parcel freight spend.

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  Intermodal.  Intermodal transportation is the shipping of freight by multiple modes. We offer intermodal transportation services for our clients that utilize a combination of truck and rail. Our dedicated intermodal team can select the combination of truck and rail service that best satisfies each client's individual price and shipment criteria.

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  Domestic Air and Expedited Services.  We provide domestic air and expedited shipment services for our clients whose delivery requirements cannot be satisfied by traditional over the road service.

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  International.  For clients seeking the ease of a comprehensive international delivery option, we provide air and ocean transportation services. Dedicated account teams are able to consolidate shipments, coordinate routing, prearrange custom clearance and organize local pick-up and delivery, all in an effort to minimize the time and economic burdens associated with international shipping.

Logistics Services Offering

        Many clients prefer a comprehensive and customized freight management solution that maximizes system wide efficiencies as well as cost savings. In these instances, the shippers outsource their freight management needs to us. For these shippers, often part of our Managed Transportation group, we develop a plan involving a wide range of multi-modal freight brokerage services that often includes the redesign and re-engineering of distribution networks that connect a client to its suppliers and customers.

        Transportation management and logistics services that we provide to such clients can include:

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  Rate negotiation;

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  Procurement of transportation, both contractually and in the spot market;

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  Shipment execution and tracking;

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  Carrier management, selection, reporting and compliance;

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  Executive dashboard presentations and detailed shipment reports;

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  Freight bill audit and payment;

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  Claims processing and service refund management;

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  Design and management of inbound client freight programs;

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  Individually configured web portals and self-service data warehouses;

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  Enterprise resource planning integration with transactional shipment data;

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  Integration of shipping applications into client e-commerce sites; and

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  Back end reports customized to the internal reporting needs of the business.

Recent Developments

Proposed Acquisition of Command Transportation, LLC

        On April 20, 2015, Echo entered into that certain Unit Purchase Agreement by and among Echo, Command, the members of Command (collectively, the "Sellers"), Paul Loeb, as sellers' representative (the "Sellers' Representative"), and Paul Loeb, in his individual capacity (the "Purchase Agreement"). Upon the terms and subject to the conditions set forth in the Purchase Agreement, Echo will acquire all of the outstanding membership units of Command from the Sellers (the "Command Acquisition"), resulting in Command becoming a wholly-owned subsidiary of Echo.

        The purchase price for the Command Acquisition is approximately $420 million, subject to post-closing adjustments for working capital and cash. $15 million of the purchase price will be paid in the form of Echo common stock issued to the Sellers and $10 million will be paid in the form of Echo restricted common stock to be issued to certain employees of Command. The number of shares of Echo common stock and restricted common stock to be issued in the aggregate in connection with the Command Acquisition will be determined by dividing $25 million by the volume weighted average price of Echo's common stock on the NASDAQ Global Select Market for the twenty trading days ending on the third day prior to the closing. The Echo common stock will be issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), at the closing.

        The Purchase Agreement contains customary representations and warranties, covenants and agreements. In addition, Echo and the Sellers have agreed to indemnify each other for certain losses, and $25.2 million of the purchase price will be held in escrow to secure the Sellers' indemnification obligations under the Purchase Agreement.

        The Command Acquisition is expected to close in the second quarter of 2015, subject to satisfaction of customary closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Echo's obligation to consummate the Command Acquisition is not subject to any condition related to the availability of financing.

        The Purchase Agreement contains customary termination rights for Echo and the Sellers' Representative. Upon termination of the Purchase Agreement under certain specified circumstances, Echo may be required to pay the Sellers' Representative a termination fee of $25.2 million. The Purchase Agreement is subject to termination if the transaction is not completed before July 20, 2015. See "The Command Acquisition."

        We cannot assure you that we will complete the Command Acquisition on the terms described in this prospectus supplement or at all. The completion of this offering is not contingent upon the completion of the Command Acquisition, and the completion of the Command Acquisition is not contingent upon the successful completion of this offering of common stock or the concurrent offering of our convertible senior notes. Investors in our common stock should not place undue reliance on the pro forma and as adjusted financial data included in this prospectus supplement because this offering is not contingent upon any of the transactions reflected in the adjustments included in such information.

        The foregoing summary describes material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on April 21, 2015, which is incorporated by reference into this prospectus supplement. See "The Command Acquisition" beginning on page S-25 of this prospectus supplement for additional information.

  Command's Business and Rationale for the Command Acquisition

        Command is one of the largest privately held TL brokers and non-asset based transportation providers in the United States. Command is headquartered in Skokie, Illinois with satellite locations in St. Louis, Missouri; Kansas City, Kansas; and Houston, Texas. For the year ended December 31, 2014, Command generated net sales of $561 million and Adjusted EBITDA of $37 million. Adjusted EBITDA is a non-GAAP financial measure. See "Summary Historical Consolidated Financial Data of Command Transportation, LLC" for a definition of Adjusted EBITDA and a reconciliation to net income, the most comparable measure under generally accepted accounting principles ("GAAP").

        Echo believes that, by bringing together Echo and Command, the Command Acquisition will create a leading provider of technology-enabled transportation and supply chain management solutions with enhanced scale in the TL market. In 2014, Echo and Command had pro forma revenue of $1,734 million. In addition, upon completion of the Command Acquisition, the combined company will have over 1,680 sales representatives in 34 offices across the United States and an expansive nationwide carrier network of TL carriers and will be able to offer greater capacity and a broader network to both Transactional and Managed Transportation clients, as well as a broader suite of services for both companies' existing clients.

  •
  Critical Scale Enhances Leading Market Position:  Command brings to Echo increased TL network density with a highly complementary TL network. Command's significant relationships and capabilities in TL will allow the combined company to offer greater capacity and a broader network to both Transactional and Managed Transportation clients. While both companies provide TL services nationally, Command's network is more focused in the Eastern and

    Southeastern regions of the United States and Echo's network is more focused west of the Mississippi River. The complementary nature of each company's network will create greater national coverage which will benefit the clients of the combined business. Echo and Command have limited customer overlap.

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  Experienced Workforce and Aligned Management:  The Command Acquisition brings together two of the strongest leadership teams in the industry, with more than 150 years of combined experience and a commitment to driving deep client and carrier relationships. The combined company will have a best-in-class sales force with common goals focused on customer service and maintaining high standards. Importantly, the strategic nature of the transaction is expected to provide new opportunities for growth and career advancement for employees of the combined company.

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  Technology Leadership:  The transaction will combine industry-leading proprietary technology platforms that include Echo's breadth and multimodal capabilities with Command's customized and proprietary TL platforms and expertise. Echo will integrate some of Command's technology into its platform, and Command will migrate to the Echo platform over time.

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  Seamless Integration:  Echo and Command share a young, energetic and collegial atmosphere and a strong customer and carrier-centric culture. Echo and Command expect that their common cultures, similar processes and business models, and headquarters in Chicago will allow for a seamless integration. Further, the Echo management team has significant experience successfully integrating acquisitions.

  •
  Accretive Financially:  Following the completion of the transaction, Echo expects to have a strong financial profile with a solid balance sheet, enhanced cash flow and significant growth prospects. Echo will have the ability to realize revenue, cost, operational and purchasing power synergies. In addition, Echo believes that an expanded customer base will provide significant cross selling opportunities, while the talent acquired, including a long-tenured sales force, will further drive increased revenue. Echo expects that the transaction will be accretive to earnings per share.

  Financing Transactions

        In addition to this offering of common stock, we intend to obtain or otherwise incur financing for the Command Acquisition as follows:

        Concurrent Convertible Notes Offering.    Concurrently with this offering, we are offering $150 million aggregate principal amount of our convertible senior notes (or $172.5 million aggregate principal amount of our convertible senior notes if the underwriters exercise their option to purchase additional notes in full), pursuant to a separate prospectus supplement and accompanying prospectus. This prospectus supplement does not constitute an offer of our convertible senior notes. The convertible senior notes offering is not contingent upon the closing of this offering of common stock and this offering of common stock is not contingent upon the closing of the offering of convertible senior notes.

        Credit Facilities.    In connection with entering into the Purchase Agreement for the Command Acquisition, Echo entered into a commitment letter (the "Commitment Letter") with Morgan Stanley Senior Funding, Inc., PNC Capital Markets LLC, PNC Bank, National Association, Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate) and Credit Suisse Securities (USA) LLC (collectively, the "Commitment Parties"). The Commitment Letter provides that the Commitment Parties will commit to provide to Echo (i) a $200 million senior secured asset-based revolving credit facility (the "New ABL Facility"), which will be secured on a first priority basis on certain working capital assets and a second lien priority basis on certain fixed assets and (ii) a $300 million senior secured term loan facility (the "New Term Loan Facility" and, together with the

New ABL Facility, the "Credit Facilities"), which will be secured on a first priority basis on certain fixed assets and a second lien priority basis on certain working capital assets. If we receive net cash proceeds from this offering or the concurrent offering of convertible senior notes in an aggregate amount equal to or greater than $100 million, the commitments with respect to the New Term Loan Facility may be automatically and permanently reduced by an amount equal to the amount of such net cash proceeds. See "The Command Acquisition—Financing Transactions."

        We cannot assure you that we will complete the Command Acquisition or any of the financing transactions on the terms contemplated in this prospectus supplement or at all.

Financial Results as of and for the Three Months Ended March 31, 2015

        On April 21, 2015, we announced our unaudited financial results as of and for the three months ended March 31, 2015. These unaudited financial results should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these unaudited financial results as of and for the three months ended March 31, 2015 are not necessarily indicative of the results to be achieved in any future period. Our consolidated financial statements and related notes as of and for the three months ended March 31, 2015 are not expected to be filed with the SEC until after this offering is completed.

Performance Highlights:

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  Total revenue increased by 14% to $283 million from the first quarter of 2014.

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  TL volume increased by 33% from the first quarter of 2014.

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  Total net revenue increased by 26% to $53 million from the first quarter of 2014.

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  Non-GAAP EBITDA increased by 15% to $9.6 million from the first quarter of 2014.

Summary Results of Operations Data:

	Three Months Ended March 31,
	2015	2014
	(in thousands, except per share data)
	(unaudited)
Revenue:
Transactional	$217,411	$177,600
Managed Transportation(1)	66,081	70,070

Total revenue	283,492	247,670

Net revenue	53,252	42,210
Non-GAAP EBITDA(2)	$9,600	$8,329
Non-GAAP Fully Diluted EPS(2)	$0.15	$0.14
Operating metrics:
TL revenue (%)	55.5%	51.9%
LTL revenue (%)	36.8%	36.7%
Intermodal revenue (%)	5.7%	6.2%

(1)
The period-over-period decrease in revenue from Managed Transportation clients was driven by changes in the structure of our contract with one Managed Transportation client. Our results also were impacted by a decline in fuel prices and a softer spot market that lowered both our gross revenue and transportation costs, which trends have continued through April 17, 2015. Through April 17, 2015, we have experienced year-over-year revenue growth of approximately 10% (which reflects the impact of an acquisition that occurred in May 2014 and was not reflected in April 2014 results, which increased our revenue by approximately 10%).

(2)
Non-GAAP EBITDA and Non-GAAP Fully Diluted EPS are non-GAAP financial measures. For a definition of Non-GAAP EBITDA and Non-GAAP Fully Diluted EPS, see "Summary Historical and Pro Forma Consolidated Financial Data of Echo Global Logistics, Inc." The following is a reconciliation of Non-GAAP EBITDA and Non-GAAP EPS to net income and diluted net income per share, respectively, the nearest comparable GAAP measure in each case:

	Three Months Ended March 31,
	2015	2014
Non-GAAP EBITDA	$9,600	$8,329
Change in contingent consideration payable	96	(224)
Depreciation and amortization	(3,873)	(2,956)
Acquisition-related transaction costs	(472)	(1,167)
Other income (expense)	(90)	(55)
Income taxes	(1,933)	(1,497)

Net income	3,328	2,430

Non-GAAP Fully Diluted EPS	$0.15	$0.14

Change in contingent consideration payable and acquisition-related transaction costs, net of tax effect	(0.01)	(0.04)

Fully diluted earnings per share	$0.14	$0.10

Corporate Information

        We were formed as a Delaware limited liability company in January 2005. We converted our legal form to a Delaware corporation in June 2006. In October 2009, we completed an initial public offering of our shares of common stock. Our common stock is listed on the NASDAQ Global Select Market under the symbol "ECHO."

        Our principal executive offices are located at 600 West Chicago Avenue, Suite 725, Chicago, Illinois 60654, and our telephone number at this address is (800) 354-7993. Our website is www.echo.com. Information contained on our website is not a part of this prospectus.

 THE OFFERING

        For a description of our common stock, see "Description of Capital Stock" in the accompanying prospectus.

Common stock offered by us	5,000,000 shares
Common stock outstanding after this offering	28,867,005 shares
Option to purchase additional shares of common stock

The underwriters may also purchase up to an additional 750,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $          million (or $          million if the underwriters exercise in full their option to purchase additional shares), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering of common stock and the concurrent offering of our convertible senior notes to finance the Command Acquisition. If the Command Acquisition is not consummated, we intend to use the net proceeds from this offering for working capital and general corporate purposes. See "Use of Proceeds."

NASDAQ Global Select Market symbol	"ECHO"

        Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering excludes:

  •
            shares of common stock issuable upon conversion of the convertible notes issued in the concurrent offering (          shares of common stock if the underwriters exercise their option to purchase additional notes in full);

  •
  849,188 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $9.26 per share;

  •
  1,230,724 shares of common stock available for additional grants under the Amended and Restated Echo Global Logistics, Inc. 2008 Stock Incentive Plan; and

  •
  $15 million of shares of common stock and $10 million shares of restricted common stock issuable upon the closing of the Command Acquisition (determined by dividing $25 million by the volume weighted average price of Echo's common stock on the NASDAQ Global Select Market for the twenty trading days ending on the third day prior to the closing date of the Command Acquisition).

        Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares.

 CONCURRENT OFFERING OF CONVERTIBLE SENIOR NOTES

        Concurrently with this offering of common stock, we are offering $150 million aggregate principal amount of our        % convertible senior notes due 2020 (or a total of $172.5 million aggregate principal amount if the underwriters in that offering exercise their option to purchase additional notes in full) in an underwritten public offering pursuant to a separate prospectus supplement.

        The convertible senior notes will mature on May 1, 2020, unless earlier repurchased, redeemed or converted, and will pay interest semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 2015, at a rate of        % per year. Prior to January 1, 2020, the convertible senior notes will be convertible only during certain periods and certain circumstances. The convertible senior notes will be convertible at any time on or after January 1, 2020 until the business day immediately prior to the maturity date of the convertible senior notes. Upon conversion of a convertible senior note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, together with a cash payment in lieu of delivering any fractional shares, at our election. The initial conversion rate will be determined in connection with the convertible senior notes offering. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Purchase Agreement relating to the Command Acquisition is terminated (other than by consummation of the Command Acquisition), we may redeem all, but not less than all the convertible senior notes prior to November 3, 2015 at the redemption price set forth in the prospectus supplement for the convertible senior notes offering.

        If we undergo a fundamental change (as defined in the prospectus supplement for the convertible senior notes offering), subject to certain conditions, holders may require us to repurchase for cash all or part of their convertible senior notes at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

        We intend to use the net proceeds from this offering of common stock and the concurrent offering of our convertible senior notes, together with borrowings under the Credit Facilities, to finance the Command Acquisition. See "Use of Proceeds" in this prospectus supplement.

        This prospectus supplement and the accompanying prospectus shall not be deemed an offer to sell or a solicitation of an offer to buy any of the convertible senior notes. This offering of common stock is not contingent upon the closing of the concurrent convertible senior notes offering, and the concurrent convertible senior notes offering is not contingent upon the closing of this offering of common stock. We cannot assure you that either or both of the offerings will be completed. Unless we specifically state otherwise, the information in this prospectus supplement assumes the completion of the convertible senior notes offering and that the underwriters for this offering do not exercise their over-allotment option to purchase additional shares and that the underwriters for the concurrent convertible senior notes offering do not exercise their over-allotment option to purchase additional convertible senior notes.

 SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF
ECHO GLOBAL LOGISTICS, INC.

        We present below our summary historical consolidated financial and other data for the periods indicated. The summary consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read the summary historical consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our historical consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. See "Where You Can Find More Information" in this prospectus supplement.

        The table below also includes our unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014, assuming that the Command Acquisition took place on January 1, 2014. The unaudited pro forma condensed combined financial data set forth below has been presented for informational purposes only and is not necessarily indicative of what our financial position or results of operations actually would have been had the Command Acquisition been completed as of the dates indicated. The unaudited pro forma condensed combined financial data should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Data," including the notes to the unaudited pro forma condensed combined information set forth therein. In addition, the unaudited pro forma combined financial data was based on and should be read in conjunction with our historical consolidated financial statements and accompanying notes and those of Command which are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information."

	Pro Forma Year Ended December 31, 2014	Year Ended December 31,
		2014	2013	2012
	(unaudited)
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$1,734,442	$1,173,383	$884,193	$757,688
Transportation costs	1,424,436	965,165	728,544	614,563

Net revenue	310,006	208,218	155,649	143,125
Operating expenses (income):
Commissions	93,713	57,678	39,481	40,392
Selling, general and administrative	159,217	106,974	82,298	70,702
Acquisition related impairment loss	—	—	—	2,491
Net change in contingent consideration due to seller	2,160	2,160	101	(130)
Depreciation and amortization	29,881	13,876	10,565	9,139

Total operating expenses	284,971	180,688	132,445	122,594

Income from operations	25,035	27,530	23,204	20,531
Other income (expense)	(11,846)	(250)	(356)	(433)

Income before income taxes	13,189	27,280	22,848	20,098
Income tax benefit (expense)	(5,138)	(10,492)	(8,645)	(7,777)

Net income	$8,051	$16,788	$14,203	$12,321

Net income per share of common stock:
Basic	$0.28	$0.73	$0.62	$0.55
Diluted	$0.27	$0.71	$0.61	$0.54
Shares used in per share calculations:
Basic	28,488	23,044	22,861	22,357
Diluted	29,329	23,634	23,404	22,899
Non-GAAP Financial Data:
Non-GAAP EBITDA(1)	—	$45,100	$33,870	$32,778
Non-GAAP EPS(1)	—	$0.81	$0.61	$0.62

	As of December 31,
	2014	2013	2012
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$32,542	$52,507	$41,781
Working capital	58,421	87,674	71,670
Total assets	316,044	245,147	219,483
Total liabilities	134,170	85,917	78,498
Total stockholders' equity	181,874	159,230	140,985

	Year Ended December 31,
	2014	2013	2012
Other data:
Managed Transportation clients(2)	260	229	203
Transactional clients served in period(3)	33,540	28,213	27,984
Total clients(4)	33,800	28,442	28,187
Employees, agents and independent contractors(5)	1,734	1,297	1,364

(1)
Non-GAAP EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization and excluding the effects of changes in contingent consideration payable, acquisition-related transaction costs, acquisition-related impairment loss and non-recurring settlement costs. Non-GAAP Fully Diluted EPS is defined as net income per diluted share, excluding the change in contingent consideration payable, acquisition-related transaction costs, acquisition-related impairment loss and non-recurring settlement cost, net of tax effect. We believe the non-GAAP financial measures provide useful information to investors because they provide information about the financial performance of the Company's ongoing business. The non-GAAP financial measures are used by management in its financial and operational decision-making and evaluation of overall operating performance. The non-GAAP financial measures may be different from similarly titled measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

  The following is a reconciliation of Non-GAAP EBITDA and Non-GAAP EPS to net income and diluted net income per share, respectively, the nearest comparable GAAP measure in each case:

	Year Ended December 31,
	2014	2013	2012
	(in thousands, except per share data)
Non-GAAP EBITDA	$45,100	$33,870	$32,778
Change in contingent consideration payable(a)	(2,160)	(101)	130
Depreciation and amortization	(13,876)	(10,565)	(9,139)
Acquisition-related transaction costs	(1,535)	—	—
Acquisition-related impairment cost	—	—	(2,491)
Non-recurring settlement cost	—	—	(746)
Other income (expense)	(249)	(356)	(434)
Income taxes	(10,492)	(8,645)	(7,777)

Net income	16,788	14,203	12,321

Non-GAAP Fully Diluted EPS	$0.81	$0.61	$0.62

Change in contingent consideration payable, acquisition-related transaction costs, acquisition-related impairment loss and non-recurring settlement cost, net of tax effect	(0.10)	—	(0.08)

Fully diluted earnings per share	$0.71	$0.61	$0.54

(a)
Our contingent consideration expense is the change in the fair value of our contingent consideration liability. The contingent consideration liability consists of the fair value of expected earn-out payments that will be payable to the sellers of certain acquired businesses upon the achievement of certain performance measures. The fair value of the contingent consideration liability is evaluated on a quarterly basis, and the change in fair value is included in selling, general and administrative expenses in our consolidated statement of income. In 2014, 2013 and 2012, we recorded a charge of $2.2 million, a charge of $0.1 million and a benefit of $0.1 million, respectively, due to fair value adjustments to our contingent consideration liability.
(2)
Reflects number of Managed Transportation clients on the last day of the applicable period.

(3)
Reflects number of Transactional clients served in the applicable period.

(4)
Reflects total number of Managed Transportation clients determined on the last day of the applicable period and number of transactional clients served in the applicable period.

(5)
Reflects number of employees, agents and independent contractors on the last day of the applicable period.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF
COMMAND TRANSPORTATION, LLC

        We present below the summary historical consolidated financial data of Command Transportation, LLC for the periods indicated. The summary consolidated statements of operations and members' equity data for the years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from the audited consolidated financial statements of Command Transportation, LLC incorporated by reference into this prospectus supplement. The historical results presented below are not necessarily indicative of financial results to be achieved by the business following the Command Acquisition. You should read the summary historical consolidated financial data together with the historical consolidated financial statements of Command Transportation, LLC and the related notes incorporated by reference into this prospectus supplement. See "Where You Can Find More Information" in this prospectus supplement.

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Consolidated statements of operations and members' equity data:
Net sales	$561,060	$408,021	$330,143
Cost of sales	459,271	346,062	277,053

Gross profit	101,789	61,959	53,090
Operating expenses
Commissions	36,034	19,222	15,386
Selling, general and administrative expenses	31,962	29,231	25,263
Depreciation and amortization	1,525	1,407	1,162
Total adjustment to deferred compensation liabilities	10,281	723	705

Total operating expenses	79,802	50,583	42,516

Income before interest expense	21,987	11,376	10,574
Interest expense	404	447	363

Net income	21,583	10,929	10,211
Members' equity, as of January 1	33,231	25,842	18,981
Distributions to members	(395)	(3,540)	(3,350)

Members' equity, as of December 31	$54,419	$33,231	$25,842

Adjusted EBITDA(1)	37,000	—	—

	As of December 31,
	2014	2013	2012
	(in thousands)
Consolidated balance sheet data:
Cash	$14,995	$5,816	$7,375
Total assets	90,144	62,771	52,429
Total liabilities	35,724	29,540	26,587

(1)
Adjusted EBITDA is defined as income (loss) before amortization and depreciation, interest (interest expense and interest income), income taxes, depreciation and amortization, total adjustment to deferred compensation liabilities, management compensation, insurance, perquisites and personal costs, payroll taxes and audit fees. To provide investors with additional information regarding the financial results of Command, we have disclosed Adjusted EBITDA for Command. We believe Adjusted EBITDA is a key measure used by both our management team and the Command management team to understand and evaluate Command's core operating performance and trends. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating the operating results of Command. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

  The following is a reconciliation of Adjusted EBITDA to net income, the nearest comparable GAAP measure:

Year Ended December 31, 2014
(in thousands)
Adjusted EBITDA	$37,000
Total adjustment to deferred compensation liabilities(a)	(10,281)
Management compensation(b)	(2,771)
Other adjustments(c)	(436)

EBITDA	23,512
Depreciation and amortization	(1,525)
Interest expense	(404)

Net income	$21,583

(a)
Represents contingent consideration payable to the former owners of an entity purchased in 2005 to form Command. The purchase agreement provided for varying forms of contingent consideration to be paid to the former owners based on operating results of the company, as well as certain defined triggering events.

(b)
In connection with the Command Acquisition, compensation to various members of the Command management team will be reduced. The adjustment reflects the revised compensation levels.

(c)
Includes adjustments for insurance, perquisites and personal costs, payroll taxes and audit fees.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Before purchasing shares of our common stock you should carefully consider the following risks regarding the Command Acquisition, our common stock and this offering, as well as the risk factors included in our Annual Report on 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus supplement. Each of the risks described in this sections and in the documents incorporated by reference into this prospectus supplement could adversely affect our business, financial condition and results of operations, and could result in a complete loss of your investment.

Risks Related to the Command Acquisition

This offering is not conditioned upon the closing of the Command Acquisition. Even if the Command Acquisition is completed, we may fail to realize the growth prospects and cost savings anticipated as a result of the Command Acquisition.

        On April 20, 2015, we signed the Purchase Agreement for the Command Acquisition. We expect the Command Acquisition to close in the second quarter of 2015, subject to customary closing conditions. However, completion of the Command Acquisition is not a condition to completion of this offering of common stock or the concurrent offering of our convertible senior notes, and there can be no assurance that the Command Acquisition will be completed.

        There are a number of risks and uncertainties relating to the Command Acquisition. For example, the Command Acquisition may not be completed, or may not be completed in the time frame, on the terms or in the manner currently anticipated, as a result of a number of factors, including, among other things, the failure to satisfy one or more of the conditions to closing. See "The Command Acquisition." There can be no assurance that the conditions to closing of the Command Acquisition will be satisfied or waived or that other events will not intervene to delay or result in the failure to close the Command Acquisition. In addition, both we and Command have the ability to terminate the Purchase Agreement under certain circumstances. Failure to complete the Command Acquisition would prevent us and Command from realizing the anticipated benefits of the Command Acquisition. We would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees, and we could become liable to Command if the purchase agreement is terminated under certain circumstances for a termination fee equal to $25.2 million. In addition, the market price of our common stock may reflect various market assumptions as to whether the Command Acquisition will be completed. Consequently, the completion of, the failure to complete, or any delay in the closing of the Command Acquisition could result in a significant change in the market price of our common stock.

        In addition, the success of the Command Acquisition will depend, in part, on our ability to successfully integrate Command's business and operations, including the integration of Command's existing information technology platform and development of a uniform compensation structure across both businesses, and fully realize the anticipated benefits and potential synergies from combining our business with Command's business. If we are unable to achieve these objectives following the Command Acquisition, the anticipated benefits and potential synergies of the Command Acquisition may not be realized fully or at all, or may take longer to realize than expected. Any failure to timely realize these anticipated benefits would have a material adverse effect on our business, operating results, and financial condition.

        As a result of the Command Acquisition, we will be more dependent on TL brokerage and the spot market.

Uncertainty about the Command Acquisition may adversely affect the relationships that we, Command or our combined company have with our respective customers, service providers and employees, whether or not the Command Acquisition is completed.

        Parties with whom we or Command do business may experience uncertainty associated with the Command

        Acquisition, including with respect to current or future business relationships with us, Command or the combined business. These business relationships may be subject to disruption as customers and others may attempt to (i) negotiate changes in existing business relationships, (ii) delay, defer or cease purchasing services from or providing services to us, Command or our combined company or (iii) consider entering into business relationships with parties other than us, Command or the combined business, including our competitors or those of Command. These disruptions could have a material adverse effect on the businesses, operating results, and financial condition of each of us or, if the Command Acquisition is completed, the combined business.

Uncertainties associated with the Command Acquisition may cause a loss of management personnel and other key employees that could adversely affect our future business, operations and financial results following the Command Acquisition.

        Whether or not the Command Acquisition is completed, the announcement and pendency of the Command Acquisition could disrupt Command's and our respective businesses. We and Command are both dependent on the experience and industry knowledge of our respective senior management and other key employees, including sales and marketing executives, to execute our respective business plans. Our success after the Command Acquisition will depend in part upon our and Command's ability to retain our respective key management personnel and other of our respective key employees in advance of the Command acquisition, and of our combined company's ability to do so following the Command Acquisition. Our current and prospective employees and those of Command may experience uncertainty about their roles within the combined company following the Command Acquisition, which may have an adverse effect on the current ability of Command or us to attract or retain key management and other key personnel or the ability of the combined company to do so following the Command Acquisition.

        Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of ours or of Command to the same extent that such companies have previously been able to attract or retain employees. In addition, following the Command Acquisition, we might not be able to locate suitable replacements for any such key employees who leave us or Command or offer employment to potential replacements on satisfactory terms.

Our results after the Command Acquisition may suffer if we do not effectively manage our expanded operations following the Command Acquisition.

        Following the Command Acquisition, the size of our business will increase significantly beyond the current size of our existing business. Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for our management, including challenges related to the management and monitoring of additional operations and associated increased costs and complexity. There can be no assurances we will be successful after closing of the Command Acquisition or that we will realize the expected benefits currently anticipated from the Command Acquisition.

We will incur significant acquisition-related integration costs in connection with the Command Acquisition and significant transaction expenses in connection with the negotiation and consummation of the Command Acquisition and the related financing transactions.

        We are currently developing a plan to integrate the operations of Command after the completion of the Command acquisition. In connection with that plan, we anticipate that we will incur certain non-recurring charges in connection with this integration; however, we cannot identify the timing, nature and amount of all such charges as of the date of this prospectus supplement. Further, we currently expect to incur significant transaction costs relating to negotiating and completing the Command Acquisition and the related financing transactions. These integration costs and transaction expenses will be charged as an expense in the period incurred. The significant transaction costs and Command Acquisition-related integration costs could materially affect our results of operations in the period in which such charges are recorded. Although we believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the business, will offset incremental transaction and Command Acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

Charges to earnings resulting from the application of the acquisition method of accounting may adversely affect the market value of our common stock following the closing of the Command Acquisition.

        In accordance with GAAP, the Command Acquisition will be accounted for using the acquisition method of accounting, which will result in charges to earnings that could have an adverse impact on the market value of our common stock following the closing of the Command Acquisition. Under the acquisition method of accounting, the total estimated purchase price will be allocated to Command's net tangible assets and identifiable intangible assets based on their respective fair values as of the date of closing of the Command Acquisition. Any excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired pursuant to the Purchase Agreement and their relative useful lives. Additionally, to the extent the value of goodwill or identifiable intangible assets or other long-lived assets may become impaired, the combined company will be required to incur charges relating to the impairment. These amortization and potential impairment charges could have a material impact on the combined company's results of operations.

If we successfully acquire Command, the acquired business may underperform relative to our expectations.

        Following completion of the Command Acquisition, we may not be able to maintain the levels of revenue, earnings or operating efficiency that we and Command have achieved or might achieve separately. Command business and financial performance are subject to certain risks and uncertainties, including the risk of the loss of, or changes to, its relationships with its customers and independent contractors. We may be unable to achieve the same growth, revenues and profitability that Command has achieved in the past.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock has been and may continue to be volatile.

        Since our initial public offering in October 2009 through April 23, 2015, the closing sale price of our common stock as reported by the NASDAQ Global Select Market has ranged from a low of $10.04 on November 11, 2010 to a high of $33.82 on April 23, 2015.

        Certain factors may continue to cause the market price of our common stock to fluctuate, including:

  •
  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

  •
  changes in market valuations of similar companies;

  •
  success of competitors' products or services;

  •
  changes in our capital structure, such as future issuances of debt or equity securities;

  •
  announcements by us, our competitors, our clients or our suppliers of significant products or services, contracts, acquisitions or strategic alliances;

  •
  regulatory developments in the United States or foreign countries;

  •
  litigation involving our company, our general industry or both;

  •
  additions or departures of key personnel;

  •
  investors' general perception of us; and

  •
  changes in general economic, industry and market conditions

        In addition, if the stock market experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and distracting to management. As a result, you could lose all or part of your investment.

The concurrent offering of our convertible senior notes, and the availability of our common stock for sale in the future, could reduce the market price of our common stock.

        Concurrently with this offering, we are offering $150 million aggregate principal amount of our convertible senior notes (or $172.5 million aggregate principal amount of our convertible senior notes if the underwriters exercise their option to purchase additional notes in full). This offering is not contingent on the closing of the concurrent convertible senior notes offering, and the concurrent convertible senior notes offering is not contingent on the closing of this offering. Except as described herein under "Underwriting," we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, including any common stock that may be issued upon the conversion of the convertible senior notes. In the future, we may sell additional shares of our common stock to raise capital or acquire interests in other companies by using a combination of cash and our common stock or just our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of the convertible senior notes. Sales of a substantial number of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

The convertible senior notes may adversely affect the market price of our common stock.

        The market price of our common stock is likely to be influenced by the convertible senior notes. For example, the market price of our common stock could become more volatile and could be depressed by:

  •
  investors' anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the convertible senior notes;

  •
  possible sales of our common stock by investors who view the convertible senior notes as a more attractive means of equity participation in us than owning shares of our common stock; and

  •
  hedging or arbitrage trading activity that may develop involving the convertible senior notes and our common stock.

Our quarterly results are difficult to predict and may vary from quarter to quarter, which may result in our failure to meet the expectations of investors and increased volatility of our stock price.

        The degree to which our clients continue to use of our services depends in part on the business activities of our clients and our ability to continue to meet their cost saving needs. A significant percentage of our revenue is subject to the discretion of our Transactional clients, who may stop using our services at any time. In addition, the transportation industry in which we operate is subject to some degree of seasonal sales fluctuation, as shipments generally are lower during and after the winter holiday season because many of our retail clients ship goods and stock inventories prior to the winter holiday season. Therefore, the number, size and profitability of shipments may vary significantly from quarter to quarter. As a result, our quarterly operating results are difficult to predict and may fall below the expectations of current or potential investors in some future quarters, which could lead to a significant decline in the market price of our stock and volatility in our stock price.

If the Command Acquisition is not completed, our management will have broad discretion over the use of the proceeds and might not apply the proceeds in ways that increase the value of your investment.

        The Command Acquisition is subject to the satisfaction of a number of conditions that may prevent, delay or otherwise materially adversely affect the completion of the transaction, including conditions outside the control of the parties to the Purchase Agreement. See "The Command Acquisition—Conditions to the Completion of the Command Acquisition" in this prospectus supplement. If the Command Acquisition is not completed, we will use the net proceeds of this offering for working capital and general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

We do not currently intend to pay dividends, which may limit the return on your investment in us.

        We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

If our board of directors authorizes the issuance of preferred stock, holders of our common stock could be diluted and harmed.

        Our board of directors has the authority to issue up to 2,500,000 shares of preferred stock in one or more series and to establish the preferred stock's voting powers, preferences and other rights and qualifications without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power and dividend liquidation rights of the holders of common stock. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is possible that we may need, or find it advantageous, to raise capital through the sale of preferred stock in the future.

THE COMMAND ACQUISITION

        The following summary describes material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on April 21, 2015, which is incorporated by reference into this prospectus supplement. You are urged to read the Purchase Agreement carefully and in its entirety as it is the legal document governing the Command Acquisition.

        The Purchase Agreement and the following summary have been included to provide you with information regarding the terms of the Purchase Agreement. The representations and warranties contained in the Purchase Agreement are not intended to be a source of business or operational information about us or Command as such representations and warranties are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality and are modified or qualified by information contained in our public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding us and Command can be found elsewhere in this prospectus supplement, our Current Report on Form 8-K filed with the SEC on April 21, 2015, and, with respect to us, in the other public documents that we file with the SEC. See "Where You Can Find More Information."

Summary of the Command Acquisition

        On April 20, 2015, Echo entered into that certain Unit Purchase Agreement, by and among Echo, Command, the Sellers, the Sellers' Representative, and Paul Loeb, in his individual capacity. Upon the terms and subject to the conditions set forth in the Purchase Agreement, Echo will acquire all of the outstanding membership units of Command from the Sellers, resulting in Command becoming a wholly-owned subsidiary of Echo.

        The purchase price for the Command Acquisition is approximately $420 million, subject to post-closing adjustments for working capital and cash, of which $15 million will be paid in the form of Echo common stock issued to the Sellers and $10 million will be paid in the form of Echo restricted common stock to be issued to certain employees of Command. The number of shares of Echo common stock and restricted common stock to be issued in the aggregate in connection with the Command Acquisition will be determined by dividing $25 million by the volume weighted average price of Echo's common stock on the NASDAQ Global Select Market for the twenty trading days ending on the third day prior to the closing. The Echo common stock will be issued pursuant to Section 4(a)(2) of the Securities Act at the closing.

        Our board of directors has approved and adopted the Purchase Agreement. The Command Acquisition is not subject to approval by our stockholders. The Purchase Agreement also has been approved and adopted by the manager and members of Command. In connection with the closing of the Command Acquisition, the Echo board of directors will be increased to seven directors and Paul Loeb will be appointed to Echo's board of directors.

Conditions to the Completion of the Command Acquisition

        Each party's obligation to consummate the Command Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the absence of an injunction or the enactment of any law that would make the Command Acquisition illegal and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        Our obligation to consummate the Command Acquisition is subject to the satisfaction or waiver of certain conditions, including:

  •
  The accuracy of the representations and warranties of Command contained in the Purchase Agreement;

  •
  Command and the Sellers having performed their respective covenants under the Purchase Agreement in all material respects;

  •
  All required governmental approvals have been obtained;

  •
  There shall not have been any event or occurrence that has a material adverse effect on Command's business; and

  •
  Agreements related to employment, restricted stock grants and share lock-ups shall be in full force and effect.

Echo's obligations to consummate the Command Acquisition are not subject to any condition related to the availability of financing.

        Command's obligation to consummate the Command Acquisition is subject to the satisfaction or waiver of certain conditions, including:

  •
  The accuracy of the representations and warranties of Echo contained in the Purchase Agreement;

  •
  Echo having performed its covenants under the Purchase Agreement in all material respects;

  •
  The indemnity escrow agreement shall be in full force and effect;

  •
  The purchase price shall have been paid by Echo in accordance with the terms of the Purchase Agreement; and

  •
  Paul Loeb has been appointed as a member of Echo's board of directors or will be appointed within five days of Echo's annual meeting of stockholders.

Indemnification

        Echo and the Sellers have agreed to indemnify each other for certain losses, and $25.2 million of the purchase price will be held in escrow to secure the Sellers' indemnification obligations under the Purchase Agreement.

Termination of the Purchase Agreement

        The Purchase Agreement may be terminated at any time prior to the effective time of the Command Acquisition under the following circumstances:

  •
  By the mutual written consent of Echo and the Sellers' Representative.

  •
  By either Echo or the Sellers' Representative if the other party breaches any of its representations warranties, covenants or agreements in the Purchase Agreement such that the conditions to closing would not be satisfied and such breach has not been cured within 30 days' notice to the breaching party.

  •
  By either Echo or the Sellers' Representative if the closing has not occurred on or before July 20, 2015 (provided that the right to terminate the Purchase Agreement will not be available to a party whose breach of a representation, warranty, covenant or agreement caused the failure of the Command Acquisition to be consummated by such date).

  •
  By either party if a permanent injunction or other order which is final and non-appealable is issued preventing or prohibiting the consummation of the Command Acquisition.

  •
  By the Sellers' Representative (x) if all the conditions to closing have been satisfied, (y) Command has provided notice to Echo that such conditions have been satisfied or waived and the Sellers are prepared to close and (z) Echo fails to consummate the closing within two business days.

        In the event the Sellers' Representative terminates the Purchase Agreement subject to the last bullet point above, Echo will be required to pay Command a termination fee of $25.2 million.

Financing Transactions

        In connection with entering into the Purchase Agreement for the Command Acquisition, Echo entered into the Commitment Letter with the Commitment Parties. The Commitment Letter provides that the Commitment Parties will commit to provide to Echo (i) a $200 million New ABL Facility, which will be secured on a first priority basis on certain working capital assets and a second lien priority basis on certain fixed assets and (ii) a $300 million New Term Loan Facility, which will be secured on a first priority basis on certain fixed assets and a second lien priority basis on certain working capital assets. If we receive net cash proceeds from this offering or the concurrent offering of convertible senior notes in an aggregate amount equal to or greater than $100 million, the commitments with respect to the New Term Loan Facility may be automatically and permanently reduced by an amount equal to the amount of such net cash proceeds.

        In addition to using the proceeds of the Credit Facilities to consummate the Command Acquisition, we may use a portion of the proceeds of the Credit Facilities for working capital purposes or other general corporate purposes. The commitments to provide the Credit Facilities are subject to various conditions, including (i) the execution of definitive documentation reflecting the terms set forth in the Commitment Letter and (ii) other customary closing conditions.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds from this offering will be approximately $         million upon completion of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use all of the net proceeds from this offering of common stock, along with the net proceeds from the concurrent offering of our convertible senior notes (expected to collectively generate approximately $            million in net proceeds) and borrowings under the Credit Facilities to finance the Command Acquisition. See "Prospectus Summary—Recent Developments—Proposed Acquisition of Command Transportation, LLC." If the Command Acquisition is not consummated, we will use the net proceeds from this offering for working capital and general corporate purposes, and we intend to use the net proceeds from the convertible senior notes offering to fund the redemption of the convertible senior notes (if we so elect) or for working capital and general corporate purposes.

        This offering is not conditioned upon the completion of the Command Acquisition and there can be no assurance that the Command Acquisition will be completed on the terms described herein or at all. Pending the use of the net proceeds from this offering as described above, we plan to invest the net proceeds of this offering in short-term, interest-bearing obligations.

CAPITALIZATION

        The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to the sale and issuance of 5,000,000 shares of our common stock pursuant to this offering at an assumed public offering price of $33.82 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 23, 2015, and the sale and issuance of an assumed $150 million aggregate principal amount of our convertible senior notes pursuant to our concurrent convertible senior notes offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

  •
  on a pro forma as adjusted basis to give effect to (1) the sale and issuance of 5,000,000 shares of our common stock pursuant to this offering at an assumed public offering price of $33.82 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 23, 2015, and the sale and issuance of an assumed $150 million of aggregate principal amount of our convertible senior notes pursuant to our concurrent convertible senior notes offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) the Command Acquisition, including borrowings under the Credit Facilities to finance a portion of the purchase price and the issuance of $15 million of shares of our common stock to the Sellers as a portion of the purchase price at an assumed price of $33.82 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 23, 2015.

        The as adjusted and pro forma as adjusted data in the following table assumes the transactions referred to above had been completed as of December 31, 2014 on the terms and in accordance with the assumptions set forth under "Unaudited Pro Forma Condensed Combined Financial Data" included elsewhere in this prospectus supplement. You should read this table together with "Use of Proceeds," which appears elsewhere in this prospectus supplement, as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2014 and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, investors should not place undue reliance on the as adjusted or pro forma as adjusted information included below, as this offering is not contingent upon completion of the concurrent convertible senior notes offering or the Command Acquisition reflected in the adjustments below.

	As of December 31, 2014
	Actual	As Adjusted	Pro Forma As Adjusted
	(in thousands, except share and per share amounts) (unaudited)
Cash and cash equivalents	$32,542	$334,642	$33,236

Debt:
Convertible Senior Notes(1)	$—	$134,040	$134,040
New ABL Facility	—	—	100,000
New Term Loan Facility	—	—	—

Total debt	—	134,040	234,040
Stockholders' equity:
Common Stock, par value $0.0001 per share, 100,000,000 shares authorized, 23,207,051 shares issued and outstanding, actual; 28,207,051 shares issued and outstanding, as adjusted; 28,650,576 shares issued and outstanding, pro forma as adjusted	2	3	3
Preferred Stock, par value $0.0001 per share, 2,500,000 shares authorized, no shares issued and outstanding, actual, as adjusted and pro forma adjusted	—	—	—
Additional paid-in capital(3)	112,689	282,683	296,558
Retained earnings	69,183	69,183	65,773

Total stockholders' equity	181,874	351,869	362,334

Total capitalization	$181,874	$485,909	$596,374

(1)
In accordance with ASC 470-20, a convertible debt instrument that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer's non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and such amounts reflect the approximate liability component net of the debt discount that is recognized in equity.

(2)
Includes $15 million of shares of our common stock issued to the Sellers as a portion of the purchase price for the Command Acquisition at an assumed price of $33.82 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 23, 2015, less a marketability discount related to the holding period restriction associated with such common stock. The actual number of shares of common stock to be issued in connection with the Command Acquisition will be determined by dividing $15 million by the volume weighted average price of our common stock on the NASDAQ Global Select Market for the twenty trading days ending on the third day prior to the closing. See "The Command Acquisition." Does not include $10 million of shares of our restricted common stock with a one-year vesting period that will be issued to certain employees of Command in connection with the closing of the Command Acquisition.

(3)
Additional paid-in capital as adjusted reflects the addition of the convertible debt equity component of $16.0 million before equity issuance costs of $4.5 million and the equity impact of the associated deferred tax liability of $6.1 million.

        The information in the table above assumes no exercise of the underwriters' over-allotment option to purchase additional shares of common stock, or, in the concurrent offering of our convertible senior notes, additional convertible senior notes.

 PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is traded on The NASDAQ Global Select Market under the symbol "ECHO." The following table sets forth the high and low sales prices of our common stock for the periods indicated.

	High	Low
2015
2nd Quarter (through April 23, 2015)	$34.17	$24.07
1st Quarter	29.94	24.11
2014
4th Quarter	$30.18	$22.46
3rd Quarter	27.20	18.92
2nd Quarter	20.49	16.34
1st Quarter	21.97	15.54
2013
4th Quarter	$21.99	$18.11
3rd Quarter	22.65	18.62
2nd Quarter	22.24	16.99
1st Quarter	22.25	17.53

        On April 23, 2015, the last sale price for our common stock as reported by The NASDAQ Global Select Market was $33.82 per share. As of April 23, 2015, there were approximately 7 holders of record of our common stock.

Dividend Policy

        Historically, we have not paid dividends on our common stock, and we currently do not intend to pay any dividends on our common stock after the completion of this offering. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following sets forth certain unaudited pro forma condensed combined financial data giving effect to our completion of the Command Acquisition, including the sale and issuance of 5,000,000 shares of our common stock in this offering at an assumed public offering price of $33.82 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 23, 2015, the sale and issuance of an assumed $150 million aggregate principal amount of our convertible senior notes in our concurrent convertible senior notes offering, and borrowings of $100 million under the Credit Facilities to finance the Command Acquisition. The Command Acquisition is expected to close in the second quarter of 2015, subject to the satisfaction of customary closing conditions. See "The Command Acquisition."

        The unaudited pro forma condensed combined financial data set forth below has been presented for informational purposes only. The unaudited pro forma condensed combined financial data set forth below is not necessarily indicative of what our financial position or results of operations actually would have been had the Command Acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of the combined company. There were no transactions between us and Command during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 assumes that the Command Acquisition took place on January 1, 2014. Our condensed consolidated statement of operations, derived from our audited financial statements for the year ended December 31, 2014, has been combined with Command's audited consolidated statement of operations for the same period.

        The unaudited pro forma condensed combined balance sheet as of December 31, 2014 assumes that the Command Acquisition took place on December 31, 2014 and combines our December 31, 2014 audited consolidated balance sheet with Command's December 31, 2014 audited consolidated balance sheet.

        Our historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Command Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined financial data should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined information set forth below. In addition, the unaudited pro forma combined financial data was based on and should be read in conjunction with our historical consolidated financial statements and accompanying notes and those of Command which are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information."

        The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting under GAAP, which is subject to change and interpretation. We have been treated as the acquiror in the Command Acquisition for accounting purposes. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position.

        The unaudited pro forma condensed combined financial data does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Command Acquisition, the costs to combine our operations with those of Command or the costs necessary to achieve any of the foregoing cost savings, operating synergies and revenue enhancements. The unaudited pro forma condensed combined financial data also reflects the convertible senior notes and common stock contemplated to be issued and sold and borrowings under the Credit Facilities to finance the Command Acquisition.

Echo Global Logistics, Inc. and Command Transportation, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	Echo	Command
Revenue	$1,173,382,760	$561,059,709	$—		$1,734,442,469
Costs and expenses:
Transportation costs	965,165,330	459,270,886	—		1,424,436,216
Selling, general, and administrative expenses	166,812,670	78,277,409	10,000,000	1	255,090,079
Depreciation and amortization	13,876,079	1,524,704	14,480,000	2	29,880,783

Income from operations	27,528,681	21,986,710	(24,480,000)		25,035,391
Interest expense	(105,404)	(403,330)	(11,193,870)	3,4	(11,702,604)
Other expense	(144,128)	—	—		(144,128)

Other expense, net	(249,532)	(403,330)	(11,193,870)		(11,846,732)

Income before provision for income taxes	27,279,149	21,583,380	(35,673,870)		13,188,659
Income tax expense	(10,491,591)	—	5,354,386	5	(5,137,205)

Net income	16,787,558	21,583,380	(30,319,484)		8,051,454

Net income applicable to common shareholders	$16,787,558	$21,583,380	$(30,319,484)		$8,051,454

Basic earnings per share	$0.73	$—	$—		$0.28	6
Diluted earnings per share	$0.71	$—	$—		$0.27	7

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Echo Global Logistics, Inc. and Command Transportation, LLC

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2014

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	Echo	Command
Assets
Cash and cash equivalents	$32,542,119	$14,994,545	$(14,300,362)	8, 9, 10	$33,236,302
Accounts receivable, net of allowance	145,198,419	70,393,213	—		215,591,632
Income taxes receivable	1,968,511	—	—		1,968,511
Prepaid expenses	2,849,011	825,890	—		3,674,901
Deferred income taxes	995,171	—	—		995,171
Other current assets	2,114,356	—	1,600,000	9	3,714,356

Total current assets	$185,667,587	$86,213,648	$(12,700,362)		$259,180,873

Property and equipment, net	21,276,709	3,929,874			25,206,583
Intangibles and other assets:
Goodwill	77,909,537	—	210,028,386	11	287,937,923
Intangible assets, net of accumulated amortization	30,871,423	—	146,000,000	12	176,871,423
Other assets	318,938	—	6,400,000	9	6,718,938

Total long-term assets	$130,376,607	$3,929,874	$362,428,386		$496,734,867

Total assets	$316,044,194	$90,143,522	$349,728,024		$755,915,740

Liabilities and stockholders'/members' equity
Accounts payable—trade	$85,999,784	$10,415,575	$—		$96,415,359
Due to seller—short term	4,243,088	—	—		4,243,088
Accrued expenses	19,496,000	8,890,971	—		28,386,971
Current portion of deferred compensation liabilities	—	5,909,185	(5,909,185)	8	—
Notes Payable	17,507,500	—	—		17,507,500

Total current liabilities	$127,246,372	$25,215,731	$(5,909,185)		$146,552,918

Bond payable	—	—	134,040,000	13, 14	134,040,000
Additional Lending Facility	—	—	100,000,000	15	100,000,000
Due to seller—long term	1,087,990	—	—		1,087,990
Long-term portion of deferred compensation liabilities	—	10,508,620	(10,508,620)	8	—
Other noncurrent liabilities	1,502,019	—	—		1,502,019
Deferred income taxes	4,333,635	—	6,064,800	14	10,398,435

Total long-term liabilities	$6,923,644	$10,508,620	$229,596,180		$247,028,444

Total liabilities	$134,170,016	$35,724,351	$223,686,995		$393,581,362

Stockholders'/members' equity:
Common stock, par value $0.0001 per share	2,322	—	544	13	2,866
Additional paid-in capital	112,688,360	—	183,869,656	13,14	296,558,016
Retained earnings/members' equity	69,183,496	54,419,171	(57,829,171)	16,17	65,773,496

Total stockholders'/members' equity	$181,874,178	$54,419,171	$126,041,029		$362,334,378

Total liabilities and stockholders'/members' equity	$316,044,194	$90,143,522	$349,728,024		$755,915,740

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(1)
As part of the Command Acquisition, Command management entered into new employment agreements with Echo Global Logistics which provide for stock compensation. Based on the contractual nature of the agreements, the adjustments reflect the change in stock compensation under each agreement. Stock compensation under the new agreements would have been $10,000,000 for the year ended December 31, 2014. The stock compensation expense recognized in the pro forma financial statements for the new arrangements includes only the time-based awards granted.

(2)
To record pro forma amortization expense of $14,480,000 for the 12 months ended December 31, 2014. Pro forma amortization is calculated as follows:

Asset	Fair Value	Useful Life	Estimated Amortization
Trademarks/Trade Name	$7,000,000	7 Years	1,000,000
Technology	$3,000,000	3 Years	1,000,000
Customer Relationships	$132,000,000	15 Years	11,680,000
Non-Competition Agreements	$4,000,000	5 Years	800,000

Total Fair Value	$146,000,000

  Amortization expense has been calculated using the accelerated method for customer relationships over the estimated useful life. Amortization expense has been calculated using the straight-line method over the estimated useful life for other intangible assets.

(3)
Represents the removal of interest related expense of Command of $403,330 for the 12 months ended December 31, 2014. Command had borrowings outstanding from its majority member under a note payable agreement at certain points in 2014. From time to time, Command actively increased borrowings from the majority member and also made payments to the majority member in order to repay borrowings. Interest on the outstanding borrowings was applied at 6.00% per annum in order to repay borrowings. There were no amounts outstanding as of December 31, 2014. The note payable agreement was dissolved as part of the Command Acquisition. This amount is removed from interest expense.

(4)
Represents the interest expense paid and incurred on the $150,000,000 convertible note offering and the expected interest expense related to borrowings on the New ABL Facility. See Notes 14 and 15 for the expected terms of the respective arrangements. Interest expense includes the amortization of loan commitment fees. As the fees are fixed and determinable, the fees are recognized as an adjustment of yield over the related loan's life.

(5)
Reflects the income tax effects of the historical results of Command and the pro forma adjustments for the 12 month period ended December 31, 2014 using the statutory rate of 38.0%.

(6)
Reflects adjustments to the denominator of basic earnings per share giving effect to the 5,000,000 shares issued in the anticipated equity offering and an assumed 443,525 shares issued as consideration for the business as if they occurred January 1, 2014, the beginning of the period presented.

(7)
Reflects adjustments to the pro forma diluted earnings per share by giving effect to the dilutive impact of the number of shares issued in relation to the $10,000,000 of restricted stock granted to several key Command employees as part of the Unit Purchase Agreement. The restricted stock will be issued at the closing and vests after one year. There is no dilutive impact of the shares that may be issued in relation to the issuance of convertible notes as the conversion price exceeds the current market price.

(8)
Represents an adjustment for the payment of the deferred compensation liabilities of Command of $16,417,805 that will not be assumed by Echo. A preliminary purchase price allocation is below:

Purchase Price To Be Paid	Amount
Cash Paid to Seller	396,572,557
Value of Shares Issued to Sellers	13,875,000

Total	410,447,557
Purchase Price Allocation
Purchase Price	410,447,557
Less: Fair value of net assets acquired	(54,419,171)
Less: Fair value of trademarks/trade names	(7,000,000)
Less: Technology acquired	(3,000,000)
Less: Fair value of non-compete agreements	(4,000,000)
Less: Fair value of customer relationships	(132,000,000)

Fair value of goodwill	210,028,386
(9)
Cash amount is reduced for $11,410,000 of fees that will be paid out of available cash. $8,000,000 of the $11,410,000 fees relate to commitment fees related to the convertible notes (Note 14) and the New ABL Facility (Note 15). These are divided between short-term and long-term portions of the fees. The remaining $3,410,000, which are advisory, legal and other directly related transaction costs will be paid in cash and are transaction related costs. The $3,410,000 is presented after affecting the items for income tax. As these transaction expenses are not expected to have an ongoing impact, they are not reflected in the unaudited pro forma condensed combined statement of operations.

(10)
Sources and uses of cash:

Sources of cash:
Offering of common stock (net of issuance costs)	$160,100,000
Offering of convertible notes	150,000,000
Drawdown from New ABL Facility	100,000,000
Total sources of cash	410,100,000
Uses of cash:
Convertible notes issuance and New ABL Facility costs	(8,000,000)
Acquisition costs	(3,410,000)
Cash acquisition purchase price	(396,572,557)
Payment of Command deferred compensation liability	(16,417,805)
Total uses of cash	(424,400,362)
Net cash adjustment	$(14,300,362)
(11)
Records the preliminary fair value of goodwill resulting from the pro forma allocation of the purchase price as if the Command Acquisition had occurred using a preliminary purchase price estimate of $410,447,557. See Note 8 above for a preliminary purchase price allocation. Goodwill resulting from the Command Acquisition is not amortized, and will be assessed for impairment at least annually in accordance with applicable accounting guidance on goodwill. The goodwill resulting from the Command Acquisition is deductible for income tax purposes.

(12)
Represents the preliminary allocation of purchase price to identifiable intangible assets, as follows:

Trademarks/Trade Name:	$7,000,000
Technology:	$3,000,000
Customer Relationships:	$132,000,000
Non-Competition Agreements:	$4,000,000
(13)
The pro forma financial statements reflect the assumed issuance of 5,000,000 shares of common stock, the issuance of $150,000,000 of convertible notes and the draw of $100,000,000 from the New ABL Facility to fund the purchase price and related fees. Net proceeds from the equity offering after associated fees are expected to be $160,100,000. Not included in the 5,000,000 shares of common stock to be issued is $13,875,000 of new common stock issued to the Sellers as part of the consideration transferred. The equity to be issued to Seller has been adjusted from $15,000,000 for a marketability discount related to the holding period restriction associated with the common stock issued as consideration in the Command Transaction. Using a closing price on April 23, 2015 of $33.82, 443,525 shares would be issued to Sellers in addition to the 5,000,000 issued in relation to the new equity offering. A $1.00 increase in the issue price of Echo Global Logistics, Inc. common stock would decrease the number of shares issued to the Sellers by 12,738. A $1.00 decrease in the issue price of Echo Global Logistics, Inc. common stock would increase the number of shares issued to the Sellers by 13,514. In the event that the Company is unable to secure the contemplated equity and convertible note financing for the Command Acquisition, it has arranged for the New Term Loan Facility with Morgan Stanley, Credit Suisse and PNC to finance the Command Acquisition. The New Term Loan Facility will bear interest at Echo's option at a rate based on LIBOR or an adjusted base rate, plus the applicable margin. The applicable margin on the base rate will be 3.75% and 4.75% on the LIBOR option. There is a 1% floor on LIBOR. The New Term Loan Facility will mature 7 years from the closing date.

(14)
Represents the liability recorded in association with the debt portion of an anticipated convertible note offering. The total offering size is $150,000,000 with a five year maturity. These instruments will be unsecured senior notes. The anticipated coupon rate is expected to be between 2.75% and 3.25%. The expected conversion premium will be between 27.5% - 32.5% of the market price on the date of issuance. It is anticipated that the debt obligation will be settled in cash with an additional premium settled in shares. The debt portion of the instrument has been recorded at $134,040,000. $15,960,000 of the total $150,000,000 instrument was allocated to the conversion feature. In relation, a deferred tax liability of $6,064,800 was created for the conversion feature using the statutory tax rate of 38%.

(15)
Represents the anticipated borrowings under the New ABL Facility. The New ABL Facility will be secured by the Company's accounts receivable and subject to borrowing base requirements. The New ABL Facility bears interest at the Echo's option based upon LIBOR or the base rate plus a margin determined by the excess availability. The New ABL Facility bears interest at Adjusted LIBOR plus a range from 1.50%-2.00% determined on excess availability or at an alternate base rate plus a range from 0.50% - 1.00% determined on excess availability.

(16)
Reflects adjustments to eliminate Command's historical members' equity of $54,419,171.

(17)
Reflects adjustments to account for transaction costs of $3,410,000 (net of tax) related to the Command Acquisition. As the transaction expenses will not have a continuing impact, the transaction expenses are not reflected in the unaudited pro forma condensed combined statement of operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following summary is a general discussion of the material United States federal income consequences of owning and disposing of our common stock by a "non-U.S. holder" (as defined below) that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

        The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly on a retroactive basis. Any such change may significantly affect the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This discussion does not consider:

  •
  U.S. federal estate or gift tax consequences, or U.S. state or local or non-U.S. tax or tax treaty consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position;

  •
  the tax consequences for the shareholders, partners, or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as banks or other financial institutions; insurance companies; tax-exempt organizations; governments or government instrumentalities or agencies; entities treated as flow-through entities or disregarded as separate from their owner for U.S. federal income tax purposes; hybrid or reverse hybrid entities; "expatriated entities" subject to section 7874 of the Code; certain former citizens or former long-term residents of the United States; part-year resident aliens; "controlled foreign corporations" or "passive foreign investment companies"; corporations that accumulate earnings to avoid U.S. federal income tax; persons who own, directly, indirectly or constructively, more than 5% of our common stock; underwriters, broker-dealers, and traders in securities; persons subject to the unearned income Medicare contribution tax; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment.

        If a non-U.S. holder is classified as a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes), the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships and partners should consult their tax advisors about the United States federal tax and other tax law consequences of owning and disposing of our common stock.

        Prospective investors should consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to owning and disposing of shares of our common stock.

Dividends

        As discussed under "Price Range of our Common Stock and Dividends" above, we do not currently expect to make distributions with respect to our common stock. In the event that we do make distributions on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and first reduce the non-U.S. holder's basis in our common stock (but not below zero) and then will be treated as gain from the sale of our common stock as described below under "—Gain on Disposition of Common Stock." Any such distributions would also be subject to the discussions below under the sections titled "—Information Reporting and Backup Withholding" and "—FATCA."

        We or an applicable withholding agent will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly completed and executed U.S. Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that satisfies the requirements for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits, if any, under a relevant income tax treaty and the manner of claiming the benefits.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States) are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder was a resident of the United States. In such cases, we or an applicable withholding agent will not have to withhold U.S. federal income tax if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on a foreign corporation that has earnings and profits (attributable to dividends or otherwise) that are effectively connected with the conduct of a trade or business in the United States.

        A claim for exemption from or reduction in tax will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

Gain on Disposition of Common Stock

        Subject to the discussions below under "—Information Reporting and Backup Withholding" and "—FATCA," a non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); in this case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates in the same manner as if the non-U.S. holder were a resident of the United States and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses (provided the non-U.S. holder timely files U.S. federal income tax returns with respect to such losses), generally will be subject to a flat 30% U.S. federal income tax (even though the non-U.S. holder is not considered a resident alien under the Code); or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation," or a "USRPHC," (as defined in the Code and U.S. Treasury regulations) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date you dispose of our common stock or the period you held our common stock. Generally, a corporation is a USRPHC if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. However, as long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, our common stock will not be treated as United States real property interests if you do not own directly, indirectly or constructively more than 5% of such regularly traded common stock during the shorter of the five-year period ending on the date you dispose of our common stock or the period you held our common stock and we were a USRPHC during such period. However, there can be no assurance that our common stock will continue to be "regularly traded on an established securities market" for purposes of these rules.

Information Reporting and Backup Withholding

        We and other withholding agents must report annually to the IRS and to each non-U.S. holder certain information, including the non-U.S. holder's name, address and taxpayer identification number, the amount of dividends paid to that non-U.S. holder, if any, and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.

        Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%). A non-U.S. holder's provision of a properly completed and executed applicable U.S. Internal Revenue Service Form W-8 certifying that it is not a United States person will permit it to avoid backup withholding.

        The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies that it is not a United States person under penalties of perjury or otherwise establishes an exemption. In general, the payment of the proceeds from the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. The payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States generally will be reported to the IRS (but will generally not be reduced by backup withholding) unless the broker receives a statement from the non-U.S. holder certifying that it is not a United States person under penalties of perjury or the broker has documentary evidence in its files that the holder is not a United States person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders should consult their tax advisors regarding the application of these rules to them.

FATCA

        The Hiring Incentives to Restore Employment Act and the final U.S. Treasury regulations and official IRS guidance associated with such provisions (such provisions, regulations and guidance commonly known as FATCA) generally imposes a United States federal withholding tax of 30% on dividend income and the gross proceeds of a sale or other disposition of common stock paid to (1) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution (a) enters into, and is in compliance with, a withholding and information reporting agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) (a "FATCA Agreement") or (b) is a resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the financial institution complies with the related information reporting requirements of such country, or (2) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity or certifies that it does not have any substantial United States owners. Certain exemptions may apply. A person that receives payments through one or more foreign financial institutions may receive reduced payments as a result of FATCA withholding taxes if (i) any such foreign financial institution does not enter into a FATCA Agreement and does not otherwise establish an exemption, or (ii) such person is (a) a "recalcitrant account holder" (as defined in FATCA) or (b) a foreign financial institution that fails to enter into a FATCA Agreement or establish an exemption.

        Withholding under FATCA generally will apply to dividend payments, if any, on our common stock regardless of when they are made. However, under the applicable U.S. Treasury regulations, withholding under FATCA generally will only apply to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. An intergovernmental agreement between the United States and the applicable non-U.S. country, or future U.S. Treasury regulations or other official IRS guidance, may modify these requirements. Under certain circumstances, a non-U.S. holder of our common stock may be eligible for refunds or credits of such taxes, but a non-U.S. holder would generally be required to file a U.S. federal income tax return (which may entail significant administrative burden) to claim such refunds or credits. Investors should consult with their tax advisors regarding the implications of this legislation on their investment in our common stock.

        You should consult your tax advisor as to the particular tax consequences to you of holding or disposing of our common stock, including the applicability and effect of any federal, state, local, or non-U.S. tax laws or tax treaties and of any changes or proposed changes in applicable law.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
PNC Capital Markets LLC
Stephens Inc.

Total:	5,000,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option to purchase additional shares described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional            shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $750,000.

        Our common stock is listed on The NASDAQ Global Select Market under the trading symbol "ECHO."

        We and our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than a registration statement on Form S-8 or a successor form); or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares to the underwriters; or

  •
  the issuance by us of our convertible senior notes in the concurrent convertible senior notes offering and any issuance of shares of common stock upon conversion thereof; or

  •
  the issuance of up to $15 million in shares of common stock and $10 million in shares of restricted common stock as partial consideration for the Command Acquisition, provided that the recipients of such common stock and restricted common stock will be subject to restrictions on transfer substantially similar to the foregoing during the restricted period and we will not waive or amend the restrictions on transfer such that the restrictions on transfer applicable to them would be materially less restrictive than those described above during the restricted period; or

  •
  transfers of our common stock by gift, will or intestacy to family members or other beneficiaries of the relevant director or executive officer; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such transfers and that the recipient of such common stock will sign and deliver a lock-up agreement to the underwriters; or

  •
  the grant of options or the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing; or

  •
  as part of any net cashless exercise of stock options or vesting, delivery or settlement of restricted shares or other awards granted pursuant to any of the our equity incentive plans in effect as of the date of this prospectus supplement, provided that (i) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock is required or voluntarily made, (ii) such transaction or event does not involve the sale or transfer of common stock (other than from the relevant director or executive officer to us) and (iii) no common stock received as a result of such transaction or event may be transferred during the restricted period; or

  •
  the issuance by of shares of common stock or options pursuant to any incentive compensation plan in effect on the date of this prospectus supplement; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

  •
  the establishment by any person other than us of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

  •
  transfers or disposition of common stock under a trading plan pursuant to Rule 10b5-1 under the Exchange Act in effect as of the date of this prospectus supplement, provided, among other things, that such Rule 10b5-1 plan shall not be amended or otherwise modified during the restricted period; or

  •
  shares of common stock issued in connection with a transaction with an unaffiliated third party that includes a bona fide commercial relationship with us (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or an acquisition of the business, stock or assets of such unaffiliated third party, provided that (i) the aggregate number of shares of common stock issued hereby during the restricted period will not exceed 5% of the total number of shares issued and outstanding immediately following the closing of this offering and (ii) prior to the issuance of any shares of common stock pursuant hereto during the restricted period, the recipient of such common stock will sign and deliver a lock-up agreement to the underwriters.

        Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, each of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and PNC Capital Markets LLC or one of its affiliates have committed to provide us a New ABL Facility and a New Term Loan Facility, subject to certain reductions based on the net cash proceeds of this offering, for which such underwriters or their affiliates will receive customary fees and expenses in connection therewith.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA)

pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of our shares of common stock. Accordingly, our shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan

 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois, and certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Echo Global Logistics, Inc. appearing in Echo Global Logistics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2014 including the schedule appearing therein, and the effectiveness of Echo Global Logistics, Inc.'s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Command Transportation, LLC and Subsidiary as of December 31, 2014, 2013 and 2012 and for each of the three years ended December 31, 2014, included in the Current Report on Form 8-K of Echo Global Logistics, Inc. filed on April 27, 2015 and incorporated by reference in this prospectus supplement, have been so incorporated in reliance on the report of Crowe Horwath LLP, independent certified public accountants, given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any document we file at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC also are available from the SEC's internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically. You may obtain a copy of these filings at no cost by writing or telephoning us at the following address: Echo Global Logistics, Inc., 600 West Chicago Avenue, Suite 725, Chicago, Illinois 60654, phone number (800) 354-7993.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 6, 2015;

  •
  our Definitive Proxy Statement filed with the SEC on April 27, 2015;

  •
  our Current Reports on Form 8-K filed with the SEC on April 21, 2015 and April 27, 2015; and

  •
  the description of our capital stock as set forth in our Registration Statement on Form 8-A filed with the SEC on September 25, 2009.

All documents that we file (but not those that we furnish) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement and accompanying prospectus are also incorporated by reference in this prospectus from the date of filing of the documents, unless we specifically provide otherwise. Information that we file with the SEC will automatically update and may replace information previously filed with the SEC. We will not, however, incorporate by reference in this prospectus supplement any documents or portion thereof that are not deemed "filed" with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus supplement unless, and except to the extent, specified in such Current Reports.

        You may obtain, without charge, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to those documents that are not specifically incorporated by reference into those documents, by writing or telephoning us at the following address: Echo Global Logistics, Inc., 600 West Chicago Avenue, Suite 725, Chicago, Illinois 60054, phone number (800) 354-7993.

        Information contained on our website, http://www.echo.com, is not incorporated by reference in, and does not constitute part of, this prospectus supplement.

PROSPECTUS

$450,000,000

ECHO GLOBAL LOGISTICS, INC.

Common Stock
Preferred Stock
Debt Securities
Warrants
Subscription Rights
Stock Purchase Contracts
Stock Purchase Units

         We may offer and sell, at any time and from time to time, in one or more offerings, up to a total dollar amount of $450,000,000 of any of the following securities:

  •
  common stock;

  •
  preferred stock;

  •
  debt securities;

  •
  warrants;

  •
  subscription rights;

  •
  stock purchase contracts; and

  •
  stock purchase units.

         When we use the term "securities" in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise.

         This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus or incorporated into this prospectus by reference. You should read this prospectus and any supplement carefully before you invest. Each prospectus supplement will indicate if the securities offered thereby will be listed or quoted on a securities exchange or quotation system.

         When we issue new securities, we may offer them for sale to or through underwriters, dealers and agents or directly to purchasers. The applicable prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering, including any required information about the firms we use and the discounts or commissions we may pay them for their services. For general information about the distribution of securities offered, please see "Plan of Distribution" on page 11 of this prospectus.

         If any securities are to be listed or quoted on a securities exchange or quotation system, our prospectus supplement will say so. Our common stock is listed on the NASDAQ Global Market under the symbol "ECHO."

         Investing in our securities involves risks. You should carefully read and consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the Securities and Exchange Commission. See the section entitled "Risk Factors" on page 2 of this prospectus, in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2015.

ABOUT THIS PROSPECTUS	1
ABOUT ECHO GLOBAL LOGISTICS, INC.	2
RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	2
USE OF PROCEEDS	3
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	3
DESCRIPTION OF CAPITAL STOCK	4
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF WARRANTS	9
DESCRIPTION OF SUBSCRIPTION RIGHTS	11
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS	11
PLAN OF DISTRIBUTION	11
EXPERTS	13
LEGAL MATTERS	13
WHERE YOU CAN FIND MORE INFORMATION	13
INFORMATION INCORPORATED BY REFERENCE	14

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a shelf registration statement that we have filed with the Securities and Exchange Commission (the "SEC"). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus up to a total dollar amount of $450,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

        This prospectus provides you with only a general description of the securities we may offer. It is not meant to be a complete description of any security. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. We and any underwriter or agent that we may from time to time retain may also provide other information relating to an offering, which we refer to as "other offering material." The prospectus supplement as well as the other offering material may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. You should read this prospectus, any prospectus supplement, and any other offering material (including any free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with additional information described in the section entitled "Where You Can Find More Information" and any other offering material. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material. If there is any inconsistency between this prospectus and the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

        Unless otherwise indicated or the context otherwise requires, all references to "Echo," "Company," "Registrant," "we," "our," "ours" and "us" refer to Echo Global Logistics, Inc. and its subsidiaries. When we refer to "you" in this section, we mean all purchasers of the securities being offered by this prospectus and any accompanying prospectus supplement, whether they are the holders or only indirect owners of those securities.

 ABOUT ECHO GLOBAL LOGISTICS, INC.

        We are a leading provider of technology-enabled transportation and supply chain management solutions. We utilize a proprietary technology platform to compile and analyze data from our multi-modal network of transportation providers to satisfy the transportation and logistics needs of our clients. This model enables us to quickly adapt to and offer efficient and cost-effective solutions for our clients' shipping needs. We focus primarily on arranging transportation by truckload and less than truckload carriers. We also offer inter-modal (which involves moving a shipment by rail and truck), small parcel, domestic air, expedited and international transportation services. Our core logistics services include rate negotiation, shipment execution and tracking, carrier management, routing compliance and performance management reporting.

        We procure transportation and provide logistics services for clients across a wide range of industries, such as manufacturing, construction, consumer products and retail. Our clients fall into two categories, Enterprise and Transactional. We typically enter into multi-year contracts with our Enterprise clients, which are often on an exclusive basis for a specific transportation mode or point of origin. As part of our value proposition, we also provide core logistics services to these clients. We provide transportation and logistics services to our Transactional clients on a shipment-by-shipment basis, typically with individual, or spot market, pricing.

        Our principal executive offices are located at 600 West Chicago Avenue, Suite 725, Chicago, Illinois 60654, and our telephone number at this address is (800) 354-7993.

RISK FACTORS

        Investing in the securities offered pursuant to this prospectus may involve a high degree of risk. You should carefully consider the risk factors described in Part I, Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as any prospectus supplement relating to a specific security. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement. For more information, see the section entitled "Where You Can Find More Information" on page 13 of this prospectus. These risks could materially affect our business, results of operations or financial condition and affect the value of our securities. You could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

        Certain statements and information in this prospectus and the documents we incorporate by reference may constitute "forward-looking statements." These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or the negative thereof or other variations thereon or comparable terminology. All statements contained or incorporated in this prospectus which address operating performance, events or developments that we expect or anticipate may occur in the future, including statements related to statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance, are forward-looking statements. Important factors, risks and uncertainties that may cause actual results to differ from those expressed in our forward-looking statements include, but are not limited to:

  •
  poor performance on the part of our carriers;

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  increases in carrier prices;

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  industry competition;

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  defects or errors in our proprietary software;

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  inability to protect our intellectual property;

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  the length of our selling and implementation cycles;

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  the ability of our clients to discontinue use of our services on short notice with limited or no penalties;

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  failure to identify and integrate acquisitions;

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  increases in the cost of fuel;

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  a decrease in levels of excess capacity in the transportation services industry;

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  a decrease in the number of carriers participating in our network;

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  extension of credit to certain clients as part of our business model;

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  claims arising from our transportation operations;

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  seasonal sales fluctuations;

  •
  failure to comply with government regulations;

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  failure to staff and retain sales representatives and agents; and

  •
  other risks and uncertainties, including those described under "Risk Factors."

Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

USE OF PROCEEDS

        Unless otherwise specified in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the applicable prospectus supplement will be used for working capital and other general corporate purposes. We will have significant discretion in the use of any net proceeds. General corporate purposes may include, but are not limited to:

  •
  the repayment or refinancing of debt;

  •
  capital expenditures; or

  •
  the financing of possible acquisitions or business expansion.

        The net proceeds from the sale of securities may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose. When particular securities are offered, we will describe in the applicable prospectus supplement our intended use for the net proceeds received from the sale of such securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and any required interim periods will each be specified in a prospectus supplement or in a document that we file with the SEC and incorporate by reference pertaining to the issuance, if any, by us of debt securities in the future.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions of our capital stock and of certain provisions of Delaware law are subject to and qualified in their entirety by reference to our Second Amended and Restated Certificate of Incorporation (the "Certificate") and our Amended and Restated By-laws (the "By-laws"). Copies of the Certificate and the By-laws have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        As of March 31, 2015, our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value, and 2,500,000 shares of preferred stock, $0.0001 par value, and there were 23,831,874 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. All of our outstanding shares of common stock are fully paid and non-assessable.

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        We are authorized to issue 2,500,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

        The particular terms of any series of preferred stock that we offer under this prospectus will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

  •
  the title and liquidation preference per share of the preferred stock and the number of shares offered;

  •
  the purchase price of the preferred stock;

  •
  the dividend rate (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

  •
  any redemption or sinking fund provisions of the preferred stock;

  •
  any conversion, redemption or exchange provisions of the preferred stock;

  •
  the voting rights, if any, of the preferred stock; and

  •
  any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

        You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

        Each prospectus supplement relating to a series of preferred stock may describe certain U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Elimination of Liability in Certain Circumstances

        Our Certificate eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors will remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our Certificate will not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision of the Delaware General Corporation Law).

        The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The Certificate and By-laws provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Number of Directors; Removal; Vacancies

        Our By-laws provide that the number of directors shall be fixed by the board of directors from time to time, provided that in no event shall such number of directors be less than three nor more than fifteen. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our By-laws provide that, subject to the rights of holders of any future series of preferred stock, directors may be removed, with or without cause, at meetings of stockholders by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent

        Our Certificate provides that special meetings of our stockholders may be called only by our chairman of the board, our chief executive officer, our secretary pursuant to a resolution adopted by a majority of the board of directors then in office or holders of not less than a majority of our issued and outstanding voting stock. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by our board of directors.

Amendments; Vote Requirements

        Certain provisions of our Certificate and By-laws provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required for stockholders to amend our Certificate or By-laws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares

        The authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

        Our By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our By-laws also specify requirements as to the form and content of a stockholder's notice.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

        Our common stock is listed on the NASDAQ Global Market under the symbol "ECHO."

DESCRIPTION OF DEBT SECURITIES

        The following description, together with the additional information we may include in any applicable prospectus supplements and in any related free writing prospectuses, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms summarized below will apply generally to any debt securities that we may offer, we will describe the particular terms of any debt securities in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below.

        We may issue debt securities from time to time in one or more distinct series. The debt securities may be senior debt securities or subordinated debt securities. Senior debt securities may be issued under a senior indenture and subordinated debt securities may be issued under a subordinated indenture. If we issue debt securities pursuant to an indenture, in the applicable prospectus supplement we will specify the trustee under such indenture. We will include in a supplement to this prospectus the specific terms of debt securities being offered, including the terms, if any, on which debt securities may be convertible into or exchangeable for common stock, preferred stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of debt securities and any indentures are summaries of these provisions and are subject to, and are qualified in their entirety by reference to, all of the provisions of the debt securities and the indentures (including any amendments or supplements we may enter into from time to time which are permitted under the debt securities or any indenture).

        Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of Echo. Any debt securities designated as senior will rank equally with any of our other senior and unsubordinated debt. Any debt securities designated as subordinated will be subordinate and junior in right of payment to any senior indebtedness. There may be subordinated debt securities that are senior or junior to other series of subordinated debt securities.

        The applicable prospectus supplement will set forth the terms of the debt securities or any series thereof, including, if applicable:

  •
  the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities;

  •
  any limit upon the aggregate principal amount of the debt securities;

  •
  whether the debt securities will be issued as registered securities, bearer securities or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

  •
  the date or dates on which the principal amount of the debt securities will mature;

  •
  if the debt securities bear interest, the rate or rates at which the debt securities bear interest and the date or dates from which interest will accrue;

  •
  if the debt securities bear interest, the dates on which interest will be payable and the regular record dates for interest payments;

  •
  the place or places where the payment of principal, any premium and interest will be made, where the debt securities may be surrendered for transfer or exchange and where notices or demands to or upon us may be served;

  •
  the price at which we originally issue the debt security, expressed as a percentage of the principal amount, and the original issue date;

  •
  any optional redemption provisions, which would allow us to redeem the debt securities in whole or in part;

  •
  any sinking fund or other provisions that would obligate us to redeem, repay or purchase the debt securities;

  •
  if the currency in which the debt securities will be issuable is U.S. dollars, the denominations in which any registered securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any bearer securities will be issuable, if other than the denomination of $5,000;

  •
  if other than the entire principal amount, the portion of the principal amount of debt securities which will be payable upon a declaration of acceleration of the maturity of the debt securities;

  •
  the events of default and covenants relevant to the debt securities, including the inapplicability of any event of default or covenant set forth in the indenture relating to the debt securities, or the applicability of any other events of default or covenants in addition to the events of default or covenants set forth in the indenture relating to the debt securities;

  •
  the name and location of the corporate trust office of the applicable trustee under the indenture for such series of notes;

  •
  if other than U.S. dollars, the currency in which the debt securities will be paid or denominated;

  •
  if the debt securities are to be payable, at our election or the election of a holder of the debt securities, in a currency other than that in which the debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made, and the time and manner of determining the exchange rate between the currency in which the debt securities are denominated or stated to be payable and the currency in which the debt securities are to be so payable;

  •
  the designation of the original currency determination agent, if any;

  •
  if the debt securities do not bear interest, the dates on which we will furnish to the applicable trustee the names and addresses of the holders of the debt securities;

  •
  if the debt security is also an original issue discount debt security, the yield to maturity;

  •
  if other than as set forth in an indenture, provisions for the satisfaction and discharge or defeasance or covenant defeasance of that indenture with respect to the debt securities issued under that indenture;

  •
  the date as of which any bearer securities and any global security will be dated if other than the date of original issuance of the first debt security of a particular series to be issued;

  •
  whether and under what circumstances we will pay additional amounts to non-U.S. holders in respect of any tax assessment or government charge;

  •
  whether the debt securities will be issued in whole or in part in the form of a global security or securities and, in that case, any depositary and global exchange agent for the global security or securities, whether the global form shall be permanent or temporary and, if applicable, the exchange date;

  •
  if debt securities are to be issuable initially in the form of a temporary global security, the circumstances under which the temporary global security can be exchanged for definitive debt securities and whether the definitive debt securities will be registered securities, bearer securities or will be in global form and provisions relating to the payment of interest in respect of any portion of a global security payable in respect of an interest payment date prior to the exchange date;

  •
  the extent and manner to which payment on or in respect of debt securities will be subordinated to the prior payment of our other liabilities and obligations;

  •
  the assets, if any, that will be pledged as security for the payment of the debt security;

  •
  whether payment of any amount due under the debt securities will be guaranteed by one or more guarantors, including one or more of our subsidiaries;

  •
  the forms of the debt securities; and

  •
  any other terms of the debt securities, which terms shall not be inconsistent with the requirements of the Trust Indenture Act of 1939, as amended.

        In addition, any debt securities offered hereby may be convertible into or exchangeable for common stock, preferred stock or other debt securities. The applicable prospectus supplement will set forth the terms and conditions of such conversion or exchange, including, if applicable:

  •
  the conversion or exchange price;

  •
  the conversion or exchange period;

  •
  provisions regarding our ability or that of the holder to convert or exchange the debt securities;

  •
  events requiring adjustment to the conversion or exchange price; and

  •
  provisions affecting conversion or exchange in the event of our redemption of such debt securities.

        This prospectus is part of a registration statement that provides that we may issue debt securities from time to time in one or more series under one or more indentures, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

        We intend to disclose any restrictive covenants for any issuance or series of debt securities in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

        We expect the following provisions will generally apply to warrants we may offer, unless we specify otherwise in the applicable prospectus supplement.

        We may issue warrants for the purchase of common stock, preferred stock or debt securities (collectively "warrants"). Warrants may be issued independently or together with common stock, preferred stock or debt securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement (a "warrant agreement") to be entered into between us and a bank or trust company, as warrant agent (the "warrant agent"). The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the warrants are subject to, and are qualified in their entirety by reference to, the provisions of the warrant agreement.

General

        If we offer warrants to purchase common stock, preferred stock or debt securities, the related prospectus supplement will describe the terms of the warrants, including, if applicable:

  •
  the title of the warrants;

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  the offering price, if any;

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  the aggregate number of warrants;

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  the designation, terms and principal amount of the common stock, preferred stock or debt securities purchasable upon exercise of the warrants and the initial price at which such securities may be purchased upon exercise;

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  the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

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  if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

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  if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

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  if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

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  a discussion of certain federal income tax considerations, if applicable;

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  the redemption or call provisions, if any;

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  the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

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  the antidilution provisions of the warrants; and

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  any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

The shares of common or preferred stock issuable upon exercise of the warrants will, when issued in accordance with the warrant agreement, be fully paid and non-assessable.

No Rights

        Holders of warrants will not be entitled, by virtue of being such holders, to any rights of holders of the underlying securities. For example, holders of warrants will have no rights to:

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  vote or consent;

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  receive dividends;

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  payments of principal of and interest, if any, on the securities;

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  receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter; or

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  exercise any rights whatsoever as our stockholders.

Exchange of Warrant Certificate

        Warrant certificates may be exchanged for new warrant certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the warrant agent, which will be listed in the related prospectus supplement, or at such other office as may be set forth therein.

Exercise of Warrants

        Warrants may be exercised by surrendering the warrant certificate at the corporate trust office of the warrant agent, with the form of election to purchase on the reverse side of the warrant certificate properly completed and executed, and by payment in full of the exercise price, as set forth in the prospectus supplement. Upon the exercise of warrants, the warrant agent will, as soon as practicable, deliver the securities in authorized denominations in accordance with the instructions of the exercising warrant holder and at the sole cost and risk of such holder. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

        We may issue subscription rights to purchase debt securities, preferred stock, common stock or other securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed after such offering.

        The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered. A holder or prospective holder of subscription rights should refer to the applicable prospectus supplement for more specific information.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

        We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and requiring us to sell to the holders, a specified number of shares of common stock at a future date or dates.

        The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, or stock purchase units, consisting of a stock purchase contract and either (x) senior debt securities, senior subordinated debt securities, subordinated debt securities or junior subordinated debt securities, or (y) debt obligations of third parties, including U.S. Treasury securities, in each case, securing the holder's obligations to purchase our common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, or prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

PLAN OF DISTRIBUTION

        We may sell common stock, preferred stock, debt securities, warrants, subscription rights, stock purchase contracts, and/or stock purchase units in one or more of the following ways from time to time:

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  to or through underwriters or dealers;

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  through agents;

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  through a combination of any of these methods of sale; or

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  through any other methods described in a prospectus supplement.

        The prospectus supplements relating to an offering of securities will set forth the terms of such offering, including:

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  the name or names of any underwriters, dealers or agents;

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  the purchase price of the offered securities and the proceeds to us from the sale;

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  any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; and

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  any public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

Any public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities if any are purchased.

        In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below:

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  A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

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  A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

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  A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

        If a dealer is used in the sale, we will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

        Offered securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement relating to that offering, unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

        Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

        Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

        Other than our common stock, which is listed on the NASDAQ Global Market, each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the NASDAQ Global Market, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

EXPERTS

        The consolidated financial statements of Echo Global Logistics, Inc. appearing in Echo Global Logistics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2014 including the schedule appearing therein, and the effectiveness of Echo Global Logistics, Inc.'s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Winston & Strawn LLP. Certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any document we file at the SEC's Public

Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC also are available from the SEC's internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically. You may obtain a copy of these filings at no cost by writing or telephoning us at the following address: Echo Global Logistics, Inc., 600 West Chicago Avenue, Suite 725, Chicago, Illinois 60654, phone number (800) 354-7993.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended on April 6, 2015;

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  our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2014; and

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  the description of our capital stock as set forth in our Registration Statement on Form 8-A filed with the SEC on September 25, 2009.

        All documents that we file (but not those that we furnish) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus and before all of the securities offered by this prospectus are sold are incorporated by reference in this prospectus from the date of filing of the documents, unless we specifically provide otherwise. Information that we file with the SEC will automatically update and may replace information previously filed with the SEC.

        You may obtain, without charge, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to those documents that are not specifically incorporated by reference into those documents, by writing or telephoning us at the following address: Echo Global Logistics, Inc., 600 West Chicago Avenue, Suite 725, Chicago, Illinois 60054, phone number (800) 354-7993.

        Information contained on our website, http://www.echo.com, is not incorporated by reference in, and does not constitute part of, this prospectus.

5,000,000 Shares

Echo Global Logistics, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Morgan Stanley

Credit Suisse

PNC Capital Markets LLC

Stephens Inc.

                        , 2015